UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance, Inc.

735 N. 19th Avenue

Phoenix, Arizona 85009

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Precision Strip Retirement and Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Precision Strip Retirement and Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2025 (“supplemental information”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 16, 2026

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2025	2024
Assets
Investments, at fair value	$397,831,720	$364,732,370

Receivables:
Notes receivable from participants	7,443,954	6,840,317
Employer contribution receivable	—	13,496
Other receivables	2,993	3,367
Total receivables	7,446,947	6,857,180

Total assets	405,278,667	371,589,550

Liabilities
Due to trustee, net	38,684	14,598
Other payables	7,494	2,200
Total liabilities	46,178	16,798

Net assets available for benefits	$405,232,489	$371,572,752

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2025
Additions
Income:
Net appreciation in fair value of investments	$53,410,890
Interest and dividends	4,721,461
Interest on notes receivable from participants	580,691
Total investment income	58,713,042

Contributions:
Employer, net of forfeitures	11,720,455
Participant	10,397,758
Rollover	43,073
Total contributions, net	22,161,286

Revenue sharing program credits	6,752

Total additions	80,881,080

Deductions
Benefits paid	47,117,200
Administrative expenses	104,143
Total deductions	47,221,343

Net increase	33,659,737

Net assets available for benefits, beginning of year	371,572,752

Net assets available for benefits, end of year	$405,232,489

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

1.	DESCRIPTION OF THE PLAN

The following description of the Precision Strip Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides benefits to eligible employees of Precision Strip Inc. (the “Company”) and Precision Strip Transport, Inc., both wholly owned subsidiaries of Reliance, Inc. (“Reliance”), the Plan sponsor. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 and subsequent amendments (“ERISA”). The Plan is administered by the Reliance, Inc. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

Participation

Eligible employees are automatically enrolled into the Plan following the completion of three months of service with an initial deferral contribution of 4% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan increases annually by 2% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining the age of 50 by the end of a Plan year can make additional “catch-up” contributions. The Company makes employer profit sharing contributions, which are discretionary. Participants become eligible to receive discretionary profit sharing contributions after the completion of 1,000 hours and one year of service.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document. The Plan includes certain automatic distribution provisions for participants with small account balances.

Forfeitures

For the year ended December 31, 2025, forfeited employer contributions totaled $776,550. Forfeitures used to reduce the Company’s contributions during 2025 were $776,246. As of December 31, 2025 and 2024, the Plan held $14,199 and $11,312, respectively, of forfeited nonvested account balances that will be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. As of December 31, 2025, notes receivable from participants had interest rates that ranged from 4.25% to 9.50% and maturities through October 2035. Interest earned is recorded on an accrual basis in “Interest on notes receivable from participants” in the accompanying statement of changes in net assets available for benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document and included in “Benefits paid” in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

Participant loan initiation and maintenance fees, as well as certain other transaction-based fees, are charged directly to the accounts of applicable participants.

Recordkeeping fees and certain other administrative expenses are paid by the Company to the extent they are not offset by amounts in a suspense account that receives float income from Fidelity. Any unapplied balance in the suspense account is carried forward and used to reduce plan expenses paid by the Company.

For the year ended December 31, 2025, $38,778 of float income from Fidelity is included in “Interest and dividends” in the statement of changes in net assets. Total administrative expenses of $104,143 included $63,576 applied from the suspense account.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Audit and legal expenses relating to the Plan are not reflected in the accompanying financial statements, as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program which are reflected in “Revenue sharing program credits” in the statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity BrokerageLink®. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and a common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. The investments offered through Fidelity BrokerageLink® include interest-bearing cash, common stocks, mutual funds and exchange traded funds, which are stated at fair value based on quoted market prices in active markets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Included in interest income are earnings the Plan receives from overnight investment of amounts awaiting trade settlement or clearing of disbursements. Such amounts are deposited in a suspense account which are used to pay recordkeeping fees and other Plan expenses. See Note 1— “Administrative Expenses” for further details of interest income received from Fidelity.

The Plan holds shares in commingled pools, managed by Fidelity and other sponsors. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Plan has an investment in the Fidelity Managed Income Portfolio II Class 2 (“MIP”), a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.

Generally, there are no restrictions on a participant’s ability to redeem their investment in the commingled pools and common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the commingled pools or MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. There are no unfunded commitments with respect to these investments.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Cash and cash equivalents include interest-bearing cash and a money market fund.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Benefit Payments

Benefits to participants and beneficiaries are recorded when paid.

Subsequent Events

Plan management evaluates subsequent events through the date the financial statements are issued.

3.	RELIANCE, INC. STOCK FUND

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance, Inc. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2025 and 2024, the Plan held approximately 252,681 and 252,425 units of the Reliance, Inc. Stock Fund with fair values of $23,374,198 and $21,443,261, respectively.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

The assets and liabilities of the Reliance, Inc. Stock Fund were as follows:

December 31,	2025	2024
Reliance, Inc. common stock (77,659 shares as of December 31, 2025 and 76,320 shares as of December 31, 2024)	$22,433,355	$20,549,923
Interest-bearing cash	945,344	892,171
Other receivables	2,993	3,367
Other payables	(7,494)	(2,200)
	$23,374,198	$21,443,261

Risks and uncertainties regarding an investment in Reliance common stock can be found in “Item 1A. Risk Factors” of Reliance, Inc. Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents Reliance files or furnishes with the United States Securities and Exchange Commission.

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). All investments measured within the fair value hierarchy are classified as Level 1. The Plan does not hold Level 2 or Level 3 investments.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024:

December 31, 2025	Level 1	Total
Cash and cash equivalents	$6,441,767	$6,441,767
Mutual funds	63,553,490	63,553,490
Reliance, Inc. common stock	22,433,355	22,433,355
Self-directed brokerage accounts	1,322,574	1,322,574
Total assets in the fair value hierarchy	93,751,186	93,751,186
Commingled funds measured at NAV		294,358,119
Common collective trust measured at NAV		9,722,415
Total investments at fair value	$93,751,186	$397,831,720

December 31, 2024	Level 1	Total
Cash and cash equivalents	$7,145,143	$7,145,143
Mutual funds	65,458,970	65,458,970
Reliance, Inc. common stock	20,549,923	20,549,923
Self-directed brokerage accounts	847,744	847,744
Total assets in the fair value hierarchy	94,001,780	94,001,780
Commingled funds measured at NAV		257,247,436
Common collective trust measured at NAV		13,483,154
Total investments at fair value	$94,001,780	$364,732,370

Investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

and interest-bearing cash with a carrying amount that approximates fair value. Investments in commingled funds and a common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the total investments at fair value.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance, Inc. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $376,361 of dividends from Reliance, Inc. in 2025. These transactions, along with investment and fee-related transactions, participant loans, and the Plan’s participation in Fidelity’s revenue sharing program qualify as exempt party-in-interest transactions.

6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 that states that the form of the Fidelity plan document adopted by the Plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management has concluded that, as of December 31, 2025 and 2024, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested with respect to Company contributions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets and changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2025	2024
Net assets available for benefits as reported on the Form 5500	$404,963,405	$370,799,105
Adjustment from fair market value per Trustee to NAV for the MIP	269,084	773,647
Net assets available for benefits	$405,232,489	$371,572,752

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Year Ended December 31,	2025
Net income as reported on the Form 5500	$34,164,300
Investments:
Adjustment from fair market value per Trustee to NAV for the MIP:
Beginning of year	(773,647)
End of year	269,084
Net increase in net assets available for benefits	$33,659,737

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

Employer Identification Number: 95-1142616

Plan Number: 001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
	MFS Value Fund Class R6	621,439 shares	a	$31,016,042
	Hartford Small Company HLS Fund Class IA	914,805 shares	a	18,241,215
	PIMCO Total Return Institutional Class	701,482 shares	a	6,215,132
	Victory Sycamore Small Company Opportunity	98,260 shares	a	4,464,924
*	Fidelity® U.S. Bond Index Fund	186,083 shares	a	1,965,040
	BlackRock High Yield Bond Portfolio Institutional Shares	142,691 shares	a	1,030,229
	DFA Global Real Estate Securities Portfolio	30,535 shares	a	319,706
*	Fidelity® Inflation-Protected Bond Index Fund	23,056 shares	a	210,271
	Vanguard Total International Bond Index Fund	4,697 shares	a	90,931
		Total mutual funds:		63,553,490
	Commingled funds:
*	Spartan 500 Index Pool Class E	141,522 shares	a	46,001,760
	Commingled Pension Trust Fund (Large Cap Growth) of JPMorgan Chase Bank, N.A.	321,633 shares	a	40,773,418
*	Fidelity Freedom® Blend 2030 Commingled Pool Class S	1,087,833 shares	a	33,004,848
*	Fidelity Freedom® Blend 2045 Commingled Pool Class S	750,475 shares	a	28,548,071
*	Fidelity Freedom® Blend 2035 Commingled Pool Class S	822,663 shares	a	28,332,501
*	Fidelity Freedom® Blend 2040 Commingled Pool Class S	730,650 shares	a	27,004,814
*	Fidelity Freedom® Blend 2050 Commingled Pool Class S	583,709 shares	a	21,883,260
*	Fidelity Freedom® Blend 2055 Commingled Pool Class S	507,507 shares	a	20,411,917
*	Fidelity Freedom® Blend 2060 Commingled Pool Class S	459,724 shares	a	12,394,152
*	Fidelity® Diversified International Commingled Pool Class A	456,470 shares	a	10,955,277
*	Fidelity Freedom® Blend 2025 Commingled Pool Class S	337,740 shares	a	9,716,773
*	Fidelity Freedom® Blend 2065 Commingled Pool Class S	403,734 shares	a	8,276,542
*	Spartan Extended Market Index Pool Class E	13,798 shares	a	2,627,262
*	Spartan Total International Index Pool Class E	11,097 shares	a	1,589,836
*	Fidelity Freedom® Blend 2020 Commingled Pool Class S	52,336 shares	a	1,371,197
*	Fidelity Freedom® Blend Retirement Fund Class S	61,957 shares	a	1,152,408
*	Fidelity Freedom® Blend 2070 Commingled Pool Class S	18,994 shares	a	234,958
*	Fidelity Freedom® Blend 2010 Commingled Pool Class S	2,358 shares	a	55,020
*	Fidelity Freedom® Blend 2015 Commingled Pool Class S	958 shares	a	24,105
		Total commingled funds:		$294,358,119

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2025

Employer Identification Number: 95-1142616

Plan Number: 001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Cash and cash equivalents:
	Gabelli Funds	Gabelli US Treasury Money Market Fund	a	$5,496,423
*	Fidelity Investments	Interest-bearing cash	a	945,344
		Total cash and cash equivalents:		6,441,767
	Common stock:
*	Reliance, Inc.	77,659 shares	a	22,433,355
	Self-directed brokerage accounts:
*	Fidelity Investments	Fidelity BrokerageLink®	a	1,322,574
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	a	9,453,331
	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to
		9.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	October 2035	—	7,443,954
		Total:		$405,006,590

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance, Inc. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance, Inc. Benefits Committee

June 16, 2026

EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP.
101

The following financial information from Precision Strip Retirement and Savings Plan’s Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statement of Changes in Net Assets Available for Benefits, and (iii) related notes to these financial statements.

104	Cover page interactive data file formatted as Inline XBRL (included in Exhibit 101).